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                      January 6, 2022

       George W. M. Maxwell
       Chief Executive Officer
       VAALCO Energy, Inc.
       9800 Richmond Avenue, Suite 700
       Houston, Texas 77042

                                                        Re: VAALCO Energy, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 29,
2021
                                                            File No. 333-261934

       Dear Mr. Maxwell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Energy & Transportation
       cc:                                              Rosebud Nau, Esq., of
Haynes and Boone, LLP